02022258

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAY 15 2002

SEC FILE NUMBER
8- 48509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TrustFirst, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
505 South Gay Street, Suite 1230
(No. and Street)

Knoxville, TN 37902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Don Taylor 800-685-8628
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
McKerley & Noonan, P.C.
(Name – *if individual, state last, first, middle name*)

104 Woodmont Blvd., Suite 410, Nashville, TN 37205
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 31 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Don Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustFirst, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTFIRST, INC.

Consolidated Statement of Financial Condition
December 31, 2001

	2001
Assets	
Current Assets	
Cash and Cash Equivalents	$ 157,961
Certificate of Deposit	60,773
Commissions Receivable	9,664
Prepaid Insurance	3,256
Deferred Tax Asset	48,212
Total Current Assets	279,866
Property, Plant and Equipment	
Furniture & Equipment	84,896
Accumulated Depreciation	(72,828)
Net Property, Plant & Equipment	12,068
Other Assets	
Other Receivable – Stockholder	3,872
Investments – At Cost	3,300
Intangible – Customer List	213,583
Total Other Assets	220,755
Total Assets	$ 512,689
Liabilities & Stockholders' Equity	
Current Liabilities	
Accounts Payable and Accrued Wages	$ 16,156
Accrued Interest Payable	779
Pension Plan Payable	54,900
State Tax Payable	843
Total Current Liabilities	72,678
Long-Term Liabilities	
Notes Payable - Stockholder	10,500
Total Liabilities	83,178
Stockholders' Equity	
Capital Stock (no par value, 200,000 shares authorized, 100,000 shares issued and outstanding)	354,300
Paid in Capital	109,000
Retained Earnings (Deficit)	(33,789)
Total Stockholder's Equity	429,511
Total Liabilities & Stockholders' Equity	$ 512,689

See Notes to the Financial Statements